Exemption File No.
82-5006



SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司

RECEIVED

2010 AUG 12 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE


10016151

10 August 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY COURIER**

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 9 August 2010 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

8/12

*E:\cherryt\SL Asia\Letter\ltr-ADR.doc.4*

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



*Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

**(Stock Code: 00069)**

RECEIVED
2010 AUG 12 P 1:

**OVERSEAS REGULATORY ANNOUNCEMENT**

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

*Executive Directors*
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Gregory Allan Dogan

*Non-Executive Directors*
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

*Independent Non-Executive Directors*
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 9 August 2010

* *For identification purpose only*

**SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED**

**INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)**

**30 JUNE 2010**

**AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS**

To the Shareholders and the Board of Directors of Shangri-La Hotel Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited as at 30 June 2010, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2010, changes in shareholders' equity and cash flows for the six-month period ended 30 June 2010. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these interim financial statements based on my review. The interim consolidated and company financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited for the three-month and six-month periods ended 30 June 2009 were reviewed by the other auditor, whose report dated 11 August 2009 stated that nothing had come to her attention that caused her to believe that the interim consolidated and company financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income for the three-month and six-month periods ended 30 June 2009, changes in shareholders' equity and cash flows for the six-month period ended 30 June 2009, presented herewith for comparative purposes, are components of the aforementioned interim consolidated and company financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the interim consolidated and company financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited for the year ended 31 December 2009 were audited by the other auditor and her report dated 22 February 2010 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2009, presented herewith for comparative purposes, are part of the consolidated and company financial statements audited by the other auditor which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

Chanchai Chaiprasit
Certified Public Accountant (Thailand) No. 3760
PricewaterhouseCoopers ABAS Limited

Bangkok
9 August 2010

**Shangri-La Hotel Public Company Limited**

**Balance Sheets**

**As at 30 June 2010 and 31 December 2009**

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | (Unaudited) | (Audited) | (Unaudited) | (Audited) |
| | | 30 June | 31 December | 30 June | 31 December |
| | | 2010 | 2009 | 2010 | 2009 |
| | Notes | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Cash and cash equivalents | | 355,412 | 663,880 | 287,719 | 587,693 |
| Short-term investments | | - | 150 | - | - |
| Trade accounts receivable - net | 6 | 59,571 | 102,756 | 59,571 | 102,756 |
| Other receivable - related party | 12 | - | 9,330 | - | 9,330 |
| Inventories - net | | 33,604 | 36,840 | 33,604 | 36,840 |
| Other current assets | | 39,047 | 35,104 | 38,263 | 35,061 |
| **Total current assets** | | 487,634 | 848,060 | 419,157 | 771,680 |
| **Non-current assets** | | | | | |
| Long-term loans to and accrued interest from related parties - net | 12 | 479,702 | 481,415 | - | - |
| Investments in subsidiaries - net | 7 | - | - | 1,296,600 | 1,296,600 |
| Investments in associates | 8 | - | - | - | - |
| Other long-term investments | | | | | |
| Investments in related parties | 9 | 1,043,220 | 1,075,612 | - | - |
| Investment in other company - net | 10 | 119,372 | 119,372 | - | - |
| Investment in available-for-sale security | 11 | 38,125 | 51,196 | 38,125 | 51,196 |
| Property and equipment - net | 13 | 3,972,875 | 3,868,509 | 3,971,021 | 3,866,655 |
| Intangible assets - net | | 4,531 | 6,999 | 4,531 | 6,999 |
| Deferred tax assets | | 119,655 | 97,448 | 119,655 | 97,448 |
| Deposits | | 16,391 | 34,916 | 16,391 | 34,916 |
| **Total non-current assets** | | 5,793,871 | 5,735,467 | 5,446,323 | 5,353,814 |
| **Total assets** | | 6,281,505 | 6,583,527 | 5,865,480 | 6,125,494 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**

**Balance Sheets** (continued)

**As at 30 June 2010 and 31 December 2009**

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | (Unaudited) | (Audited) | (Unaudited) | (Audited) |
| | | 30 June | 31 December | 30 June | 31 December |
| | | 2010 | 2009 | 2010 | 2009 |
| | Note | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Liabilities and shareholders' equity** | | | | | |
| **Current liabilities** | | | | | |
| Trade accounts payable | | 50,995 | 87,694 | 50,995 | 87,694 |
| Amounts due to related parties | 12 | 20,204 | 26,175 | 20,204 | 26,175 |
| Short term loan from a related party | 12 | 488,796 | 498,600 | 488,796 | 498,600 |
| Retention payable | | 51,625 | 52,281 | 51,625 | 52,281 |
| Other accounts payable | | 15,931 | 39,435 | 15,931 | 39,435 |
| Accrued expenses | | 67,923 | 72,110 | 67,291 | 71,494 |
| Other current liabilities | | 76,348 | 110,967 | 74,501 | 102,207 |
| **Total current liabilities** | | 771,822 | 887,262 | 769,343 | 877,886 |
| **Non-current liabilities** | | | | | |
| Long-term loan from a bank | | 200,000 | 200,000 | 200,000 | 200,000 |
| Interest payable to minority shareholders of subsidiaries | | 63,415 | 66,274 | - | - |
| Rental deposits | | 14,220 | 12,790 | 14,220 | 12,790 |
| **Total non-current liabilities** | | 277,635 | 279,064 | 214,220 | 212,790 |
| **Total liabilities** | | 1,049,457 | 1,166,326 | 983,563 | 1,090,676 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**
**Balance Sheets** (continued)
**As at 30 June 2010 and 31 December 2009**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | (Unaudited) | (Audited) | (Unaudited) | (Audited) |
| | 30 June | 31 December | 30 June | 31 December |
| | 2010 | 2009 | 2010 | 2009 |
| | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Shareholders' equity** | | | | |
| Share capital | | | | |
| Registered share capital | | | | |
| 130,000,000 ordinary shares | | | | |
| of Baht 10 each | 1,300,000 | 1,300,000 | 1,300,000 | 1,300,000 |
| Issued and fully paid up | | | | |
| 130,000,000 ordinary shares | | | | |
| of Baht 10 each | 1,300,000 | 1,300,000 | 1,300,000 | 1,300,000 |
| Premium on share capital | 1,590,400 | 1,590,400 | 1,590,400 | 1,590,400 |
| Fair value reserve on available-for-sale securities | | | | |
| Other company | (8,387) | 762 | (8,387) | 762 |
| Related company | 299,342 | 310,003 | - | - |
| Translation adjustments | 717,983 | 754,208 | - | - |
| Retained earnings | | | | |
| Appropriated - legal reserve | 130,000 | 130,000 | 130,000 | 130,000 |
| Unappropriated | 1,202,710 | 1,331,828 | 1,869,904 | 2,013,656 |
| **Total shareholders' equity** | 5,232,048 | 5,417,201 | 4,881,917 | 5,034,818 |
| **Total liabilities and shareholders' equity** | 6,281,505 | 6,583,527 | 5,865,480 | 6,125,494 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**

**Statements of Income (Unaudited)**

**For the three-month periods ended 30 June 2010 and 2009**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Revenues** | | | | |
| Room | 101,597 | 95,441 | 101,597 | 95,441 |
| Food and beverage | 85,955 | 64,855 | 85,955 | 64,855 |
| Others | 21,478 | 20,004 | 21,478 | 20,004 |
| **Total revenues** | 209,030 | 180,300 | 209,030 | 180,300 |
| Cost of sales and services | (92,290) | (90,476) | (92,290) | (90,476) |
| **Gross profit** | 116,740 | 89,824 | 116,740 | 89,824 |
| Other income | 21,080 | 10,382 | 5,309 | 4,077 |
| **Profit before expenses** | 137,820 | 100,206 | 122,049 | 93,901 |
| Selling expenses | (19,201) | (17,325) | (19,201) | (17,325) |
| Administrative expenses | (74,587) | (71,126) | (74,223) | (69,049) |
| Management remunerations | (12,563) | (12,142) | (12,563) | (12,142) |
| Depreciation and amortisation | (128,919) | (97,401) | (128,919) | (97,401) |
| **Total expenses** | (235,270) | (197,994) | (234,906) | (195,917) |
| **Loss before finance cost and income tax** | (97,450) | (97,788) | (112,857) | (102,016) |
| Finance cost - interest expenses | (4,923) | (190) | (4,923) | (190) |
| **Loss before income tax** | (102,373) | (97,978) | (117,780) | (102,206) |
| Income tax | 30,810 | 699 | 31,981 | 792 |
| **Net loss for the period** | (71,563) | (97,279) | (85,799) | (101,414) |
| **Basic loss per share for loss attributable to the shareholders of the parent** | **Baht** | **Baht** | **Baht** | **Baht** |
| Basic loss per share | (0.55) | (0.75) | (0.66) | (0.78) |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**
**Statements of Income (Unaudited)**
**For the six-month periods ended 30 June 2010 and 2009**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| | **Baht'000** | **Baht'000** | **Baht'000** | **Baht'000** |
| **Revenues** | | | | |
| Room | 344,938 | 269,198 | 344,938 | 269,198 |
| Food and beverage | 247,287 | 175,313 | 247,287 | 175,313 |
| Others | 53,020 | 46,952 | 53,020 | 46,952 |
| **Total revenues** | 645,245 | 491,463 | 645,245 | 491,463 |
| Cost of sales and services | (229,599) | (203,301) | (229,599) | (203,301) |
| **Gross profit** | 415,646 | 288,162 | 415,646 | 288,162 |
| Other income | 37,407 | 25,261 | 20,860 | 17,540 |
| **Profit before expenses** | 453,053 | 313,423 | 436,506 | 305,702 |
| Selling expenses | (42,490) | (36,691) | (42,490) | (36,691) |
| Administrative expenses | (167,433) | (149,348) | (166,734) | (145,915) |
| Management remunerations | (25,124) | (26,164) | (25,124) | (26,164) |
| Depreciation and amortisation | (256,997) | (194,607) | (256,997) | (194,607) |
| **Total expenses** | (492,044) | (406,810) | (491,345) | (403,377) |
| **Loss before finance cost and income tax** | (38,991) | (93,387) | (54,839) | (97,675) |
| Finance cost - interest expenses | (9,699) | (491) | (9,699) | (491) |
| **Loss before income tax** | (48,690) | (93,878) | (64,538) | (98,166) |
| Income tax | 17,072 | (216) | 18,286 | - |
| **Net loss for the period** | (31,618) | (94,094) | (46,252) | (98,166) |
| **Basic loss per share for loss attributable to the shareholders of the parent** | **Baht** | **Baht** | **Baht** | **Baht** |
| Basic loss per share | (0.24) | (0.72) | (0.36) | (0.76) |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**

**Statements of Changes in Shareholders' Equity (Unaudited)**

**For the six-month periods ended 30 June 2010 and 2009**

| | Consolidated | | | | | | | Baht'000 |
|---|---|---|---|---|---|---|---|---|
| | **Issued and fully paid-up share capital** | **Premium on share capital** | **Fair value reserve on available-for-sale securities** | | **Translation adjustments** | **Retained earnings** | | **Total** |
| | | | **Other company** | **Related company** | | **Appropriated** | **Unappropriated** | |
| **Beginning balance as at 1 January 2010** | 1,300,000 | 1,590,400 | 762 | 310,003 | 754,208 | 130,000 | 1,331,828 | 5,417,201 |
| Fair value reserve on investments | - | - | (12,744) | (10,661) | - | - | - | (23,405) |
| Translation adjustments | - | - | - | - | (36,225) | - | - | (36,225) |
| Deferred tax of unrealised loss on investments | - | - | 3,595 | - | - | - | - | 3,595 |
| Net loss for the period | - | - | - | - | - | - | (31,618) | (31,618) |
| Dividend paid (Note 14) | - | - | - | - | - | - | (97,500) | (97,500) |
| **Balance as at 30 June 2010** | 1,300,000 | 1,590,400 | (8,387) | 299,342 | 717,983 | 130,000 | 1,202,710 | 5,232,048 |
| **Beginning balance as at 1 January 2009** | 1,300,000 | 1,590,400 | (457) | 46,075 | 795,239 | 130,000 | 1,609,074 | 5,470,331 |
| Fair value reserve on investments | - | - | (5,207) | 120,435 | - | - | - | 115,228 |
| Translation adjustments | - | - | - | - | (39,374) | - | - | (39,374) |
| Net loss for the period | - | - | - | - | - | - | (94,094) | (94,094) |
| Dividend paid (Note 14) | - | - | - | - | - | - | (130,000) | (130,000) |
| **Balance as at 30 June 2009** | 1,300,000 | 1,590,400 | (5,664) | 166,510 | 755,865 | 130,000 | 1,384,980 | 5,322,091 |

| | Company | | | | | | Baht'000 |
|---|---|---|---|---|---|---|---|
| | **Issued and fully paid-up share capital** | **Premium on share capital** | **Fair value reserve on available-for-sale securities** | | **Retained earnings** | | **Total** |
| | | | **Other company** | **Related company** | **Appropriated** | **Unappropriated** | |
| **Beginning balance as at 1 January 2010** | 1,300,000 | 1,590,400 | 762 | - | 130,000 | 2,013,656 | 5,034,818 |
| Fair value reserve on investments | - | - | (12,744) | - | - | - | (12,744) |
| Deferred tax of unrealised loss on investments | - | - | 3,595 | - | - | - | 3,595 |
| Net loss for the period | - | - | - | - | - | (46,252) | (46,252) |
| Dividend paid (Note 14) | - | - | - | - | - | (97,500) | (97,500) |
| **Balance as at 30 June 2010** | 1,300,000 | 1,590,400 | (8,387) | - | 130,000 | 1,869,904 | 4,881,917 |
| **Beginning balance as at 1 January 2009** | 1,300,000 | 1,590,400 | (457) | - | 130,000 | 2,273,944 | 5,293,887 |
| Fair value reserve on investments | - | - | (5,207) | - | - | - | (5,207) |
| Net loss for the period | - | - | - | - | - | (98,166) | (98,166) |
| Dividend paid (Note 14) | - | - | - | - | - | (130,000) | (130,000) |
| **Balance as at 30 June 2009** | 1,300,000 | 1,590,400 | (5,664) | - | 130,000 | 2,045,778 | 5,060,514 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**
**Statements of Cash Flows (Unaudited)**
**For the six-month periods ended 30 June 2010 and 2009**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| | **Baht'000** | **Baht'000** | **Baht'000** | **Baht'000** |
| **Cash flows from operating activities:** | | | | |
| Net loss before tax | (48,690) | (93,878) | (64,538) | (98,166) |
| Adjustments for: | | | | |
| Depreciation and amortisation | 256,997 | 194,607 | 256,997 | 194,607 |
| Doubtful accounts | 285 | (38) | 285 | (38) |
| Reversal of allowance for interest receivable | - | - | (3,841) | - |
| Reversal of loss from stock obsolescence | (306) | (230) | (306) | (230) |
| Gain on sales of equipment | (3,338) | (11,782) | (3,338) | (11,782) |
| Write-off of equipment | 3,947 | - | 3,947 | - |
| Loss on loans to related parties | - | 2,718 | - | - |
| Interest income | (3,927) | (6,785) | (2,371) | (3,974) |
| Interest expenses | 9,699 | 491 | 9,699 | 491 |
| Dividend income | (10,412) | (5,564) | - | (654) |
| Unrealised gain on exchange rate | (9,804) | - | (9,804) | - |
| Translation adjustments | (1,775) | (1,739) | - | - |
| Profit from operating activities before changes in operating assets and liabilities | 192,676 | 77,800 | 186,730 | 80,254 |
| Decrease (increase) in operating assets: | | | | |
| Trade accounts receivable | 42,900 | 49,033 | 42,900 | 49,033 |
| Other receivable - related party | 9,330 | - | 9,330 | - |
| Inventories | 3,043 | 3,535 | 3,043 | 3,535 |
| Other current assets | (3,173) | (7,604) | (2,407) | (7,604) |
| Deposits | 18,525 | 6,192 | 18,525 | 6,192 |
| Increase (decrease) in operating liabilities: | | | | |
| Trade accounts payable | (36,699) | (26,980) | (36,699) | (26,980) |
| Amount due to related parties | (5,971) | (11,569) | (5,971) | (11,569) |
| Retention payable | (656) | (4,832) | (656) | (4,832) |
| Other accounts payable | (1,302) | - | (1,302) | - |
| Accrued expenses and other liabilities | (39,923) | (37,867) | (31,988) | (37,975) |
| Rental deposits | 1,430 | (2,192) | 1,430 | (2,192) |
| Cash generated from operations | 180,180 | 45,516 | 182,935 | 47,862 |
| Interest paid | (12,471) | (491) | (9,612) | (491) |
| Tax paid | (1,217) | (1,511) | (1,046) | (916) |
| **Net cash provided by operating activities** | 166,492 | 43,514 | 172,277 | 46,455 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

**Shangri-La Hotel Public Company Limited**
**Statements of Cash Flows (unaudited)** (continued)
**For the six-month periods ended 30 June 2010 and 2009**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2010** | **2009** | **2010** | **2009** |
| | **Baht'000** | **Baht'000** | **Baht'000** | **Baht'000** |
| **Cash flows from investing activities:** | | | | |
| Decrease in short-term investments | 150 | 413 | - | - |
| Decrease (increase) in loans made to related parties | (9,562) | 6,405 | - | - |
| Cash received from interest income | 2,753 | 4,887 | 2,621 | 4,583 |
| Cash received from interest receivable from subsidiary | - | - | 3,841 | - |
| Proceeds from sales of equipment | 3,886 | 11,874 | 3,886 | 11,874 |
| Purchases of property and equipment and payment for construction payable | (385,099) | (291,893) | (385,099) | (291,893) |
| Dividend received | 10,412 | 5,564 | - | 654 |
| **Net cash used in investing activities** | (377,460) | (262,750) | (374,751) | (274,782) |
| **Cash flows from financing activities** | | | | |
| Decrease in bank overdrafts | - | (11,232) | - | (11,232) |
| Dividend paid | (97,500) | (130,000) | (97,500) | (130,000) |
| **Net cash used in financing activities** | (97,500) | (141,232) | (97,500) | (141,232) |
| **Net decrease in cash and cash equivalents** | (308,468) | (360,468) | (299,974) | (369,559) |
| Cash and cash equivalents at beginning of period | 663,880 | 739,359 | 587,693 | 649,193 |
| **Cash and cash equivalents at end of period** | 355,412 | 378,891 | 287,719 | 279,634 |
| **Non-cash transactions** | | | | |
| Payable from purchases of property and equipment | 20,627 | 62,888 | 20,627 | 62,888 |

The accompanying notes are an integral part of the interim consolidated and company financial statements.

## 1 General information

Shangri-La Hotel Public Company Limited ("the Company") is a public limited company incorporated and resident in Thailand. The address of its register office is 89 Soi Wat Suan Plu, Charoenkrung Road, Bangrak, Bangkok. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's ordinary shares are listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries, and associates are referred to as "the Group".

These interim consolidated and company financial statements were authorised for issue by the Board of Directors on 9 August 2010.

These Group interim consolidated and company financial statements have been reviewed and not audited.

## 2 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Professions Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission ("SEC"). The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the SEC. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard ("TAS") 34, "Interim Financial Reporting" (formerly TAS 41) and additional notes are presented as required by the SEC under the Securities and Exchange Act., B.E. 2535.

These interim consolidated and company financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2009.

Comparative figures have been adjusted to conform with changes in presentation in the current period.

An English version of the interim consolidated and company financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

## 3 Significant accounting policies

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009.

**New accounting standards, new financial reporting standards, amendments to accounting standards and accounting framework**

### a) Accounting framework

The amendments of accounting framework was announced by the Federation of Accounting Professions on 9 April 2010 and endorsed by the Government Gazette on 26 May 2010. It is effective on 26 May 2010.

## 3 Summary of significant accounting policies (continued)

**New accounting standards, new financial reporting standards, amendments to accounting standards and accounting framework** (continued)

### b) New accounting standards, new financial reporting standards and amendments to accounting standards

The following new accounting standards, new financial reporting standards and amendments to accounting standards were announced by the Federation of Accounting Professions on 9 April 2010 and endorsed by the Government Gazette on 26 May 2010 are mandatory for the accounting periods beginning on or after 1 January 2011 and 1 January 2013, but the Group has not early adopted them:

Effective for the period beginning on or after 1 January 2011

| | | |
|---|---|---|
| TAS 1 | (Revised 2009) | Presentation of Financial Statements |
| TAS 2 | (Revised 2009) | Inventories |
| TAS 7 | (Revised 2009) | Statement of Cash Flows |
| TAS 8 | (Revised 2009) | Accounting Policies, Changes in Accounting Estimates and Errors |
| TAS 10 | (Revised 2009) | Events after the Reporting Period |
| TAS 11 | (Revised 2009) | Construction Contracts |
| TAS 17 | (Revised 2009) | Leases |
| TAS 23 | (Revised 2009) | Borrowing Costs |
| TAS 24 | (Revised 2009) | Related Party Disclosures |
| TAS 27 | (Revised 2009) | Consolidated and Separate Financial Statements |
| TAS 28 | (Revised 2009) | Investments in Associates |
| TAS 29 | | Financial Reporting in Hyperinflationary Economies |
| TAS 31 | (Revised 2009) | Interests in Joint Ventures |
| TAS 33 | (Revised 2009) | Earnings per Share |
| TAS 34 | (Revised 2009) | Interim Financial Reporting |
| TAS 36 | (Revised 2009) | Impairment of Assets |
| TAS 37 | (Revised 2009) | Provisions, Contingent Liabilities and Contingent Assets |
| TAS 38 | (Revised 2009) | Intangible Assets |
| TAS 40 | (Revised 2009) | Investment Property |
| TFRS 5 | (Revised 2009) | Non-current Assets Held for Sale and Discontinued Operations |
| TFRS 6 | | Exploration for and Evaluation of Mineral Resources |

Effective for the period beginning on or after 1 January 2013

| | | |
|---|---|---|
| TAS 12 | | Income taxes |
| TAS 20 | (Revised 2009) | Accounting for Government Grants and Disclosure of Government Assistance |

The Group's management has determined that the new accounting standards, new financial reporting standards and amendments to accounting standards will not significantly impact the financial statements being presented, except TAS 23, TAS 40 and TAS 12 which the Group's management is currently evaluating the effects of the standards. However, TAS 11, TAS 20, TAS 29, TAS 31 and TFRS 6 are not relevant to the Group.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

## 4 Seasonality of operations

The Group's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

## 5 Segment information

The operations of the Group involve two main industry segments, the hotel business and investment holdings, and businesses are carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the six-month periods ended 30 June 2010 and 2009, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

## 6 Trade accounts receivable - net

The balances of trade accounts receivable as at 30 June 2010 and 31 December 2009 are classified by aging as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| Less than 120 days | 55,411 | 102,756 | 55,411 | 102,756 |
| 120 - 180 days | 1,429 | 301 | 1,429 | 301 |
| Over 180 days | 3,951 | 1,050 | 3,951 | 1,050 |
| Total | 60,791 | 104,107 | 60,791 | 104,107 |
| Less Allowance for doubtful accounts | (1,220) | (1,351) | (1,220) | (1,351) |
| Trade accounts receivable - net | 59,571 | 102,756 | 59,571 | 102,756 |

## 7 Investments in subsidiaries - net

Investments in subsidiaries as at 30 June 2010 and 31 December 2009 comprise investments in the following companies:

| | | | | Company | | | |
|---|---|---|---|---|---|---|---|
| | | | | Shareholding percentage (direct and indirect) | | Cost | |
| Company's name | Country of incorporation | Nature of business | Paid-up capital | 30 June 2010 Percent | 31 December 2009 Percent | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| Town Development Co., Ltd. | Thailand | Holding company | Baht 1,303 million | 100.00 | 100.00 | 1,303,000 | 1,303,000 |
| Apizaco Limited (Held by Town Development Co., Ltd.) | Hongkong | Holding company | HK$ 206 million | 100.00 | 100.00 | - | - |
| Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.) | Singapore | Holding company | S$ 34 million | 100.00 | 100.00 | - | - |
| Zukerman Limited (Held by Apizaco Limited) | British Virgin | Holding company | US$ 1 | 100.00 | 100.00 | - | - |
| TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.) | Thailand | Holding company | Baht 231 million | 57.33 | 57.33 | - | - |
| | | | | | | 1,303,000 | 1,303,000 |
| Less Allowance for impairment on investments | | | | | | (6,400) | (6,400) |
| Investments in subsidiaries - net | | | | | | 1,296,600 | 1,296,600 |

## 8 Investments in associates

Investments in associates as at 30 June 2010 and 31 December 2009 comprise investments in the following companies :

| | | | Consolidated | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Shareholding percentage (direct and indirect) | | Cost | | Carrying amount based on equity method | |
| Company's name | Country of incorporation | Nature of business | 30 June 2010 Percent | 31 December 2009 Percent | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| **Associates** (Held by Zukerman Limited) | | | | | | | | |
| Traders Yangon Co., Ltd. | Myanmar | Hotel | 23.53 | 23.53 | 28,845 | 29,782 | - | - |
| Shangri-La Yangon Co., Ltd. | Myanmar | Not yet operational | 22.22 | 22.22 | 17,050 | 17,604 | - | - |
| Traders Square Co., Ltd. | Myanmar | Not yet operational | 23.56 | 23.56 | 680 | 702 | - | - |
| Total | | | | | | | - | - |

## 9 Investments in related parties

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | | | Shareholding percentage (direct and indirect) | | Cost | |
| | Country of incorporation | Nature of business | 30 June 2010 Percent | 31 December 2009 Percent | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| **Related company - at cost** | | | | | | |
| Cuscaden Properties Pte., Ltd. (Held by Hasfield Holdings Pte., Ltd.) | Singapore | Hotel and commercial complex | 14.60 | 14.60 | 382,946 | 392,950 |
| **Securities for sale - at fair value** | | | | | | |
| Shangri-La Asia Ltd. (Held by Apizaco Limited) | Bermuda | Holding company | 0.38 | 0.38 | 360,932 | 372,659 |
| Add Unrealised gain on changes in the value of investments | | | | | 299,342 | 310,003 |
| | | | | | 660,274 | 682,662 |
| Total | | | | | 1,043,220 | 1,075,612 |

The movement of investments in related parties during the six-month period ended 30 June 2010 is as follows:

| | Consolidated Baht'000 |
|---|---|
| **Beginning balance as at 1 January 2010** | 1,075,612 |
| Unrealised loss on changes in the value of investment | (935) |
| Translation adjustments | (31,457) |
| **Balance as at 30 June 2010** | 1,043,220 |

**Dividend income**

During the three-month and six-month periods ended 30 June 2010, the Group received dividend income from Shangri-La Asia Ltd. amounting to Baht 2.74 million.

During the three-month and six-month periods ended 30 June 2009, the Group received dividend income from Shangri-La Asia Ltd. amounting to Baht 4.91 million.

## 10 Investment in other company - net

| | Consolidated | |
|---|---|---|
| | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| Don Muang Tollway Public Co., Ltd. | 213,164 | 213,164 |
| Less Allowance for impairment on investment | (93,792) | (93,792) |
| | 119,372 | 119,372 |

**Dividend income**

During the three-month and six-month periods ended 30 June 2010, the Group received dividend income from Don Muang Tollway Public Co., Ltd. amounting to Baht 7.7 million (three-month and six-month periods ended on 30 June 2009: Nil).

## 11 Investment in available-for-sale security

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| Ordinary shares for Post Publishing Public Co., Ltd. | 50,107 | 50,107 | 50,107 | 50,107 |
| Add Fair value reserve | (11,982) | 1,089 | (11,982) | 1,089 |
| | 38,125 | 51,196 | 38,125 | 51,196 |

## 12 Related party transactions

The Company's ultimate parent is Shangri-La Asia Limited, incorporated in Bermuda, who indirectly holds 73.61% through its subsidiaries.

The significant investments in subsidiaries, associates and related parties are set out in notes 7, 8 and 9, respectively.

The following material transactions were carried out with related parties:

i) **Transactions:**

| | Consolidated | | Company | | |
|---|---|---|---|---|---|
| | 2010 Baht'000 | 2009 Baht'000 | 2010 Baht'000 | 2009 Baht'000 | Pricing policy |
| **For the three-month periods ended 30 June:** | | | | | |
| Interest income | 735 | 1,268 | - | - | Per contract |
| Revenue from hotel operations | 4,003 | 3,350 | 4,003 | 3,350 | Normal business price closed to as charged to other customers |
| Royalty fee | 8,079 | 7,375 | 8,079 | 7,375 | Per contract |
| Marketing and promotion fees | 1,978 | 1,574 | 1,978 | 1,574 | Per contract |
| Advertising and reservation fees | 3,449 | 953 | 3,449 | 953 | Per contract |
| Interest expenses | 2,964 | - | 2,964 | - | Per contract |
| **For the six-month periods ended 30 June:** | | | | | |
| Interest income | 1,467 | 2,510 | - | - | Per contract |
| Revenue from hotel operations | 9,546 | 9,399 | 9,546 | 9,399 | Normal business price closed to as charged to other customers |
| Royalty fee | 22,532 | 18,526 | 22,532 | 18,526 | Per contract |
| Marketing and promotion fees | 6,109 | 4,706 | 6,109 | 4,706 | Per contract |
| Advertising and reservation fees | 7,237 | 4,306 | 7,237 | 4,306 | Per contract |
| Interest expenses | 5,804 | - | 5,804 | - | Per contract |

## 12 Related party transactions (continued)

The following material transactions were carried out with related parties: (continued)

### ii) Outstanding balances:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| **Other receivable - related party** | | | | |
| Related company | | | | |
| Shangri-La International Hotel Management Limited (Hong Kong) | - | 9,330 | - | 9,330 |
| Total | - | 9,330 | - | 9,330 |
| **Loans to and accrued interest from related parties** | | | | |
| Subsidiaries | | | | |
| TRR-Kerry Development Co., Ltd. | - | - | 84,573 | 88,415 |
| Less Allowance for loss on accrued interest | - | - | (84,573) | (88,415) |
| | - | - | - | - |
| Associates | | | | |
| Non-interest bearing | | | | |
| Traders Yangon Co., Ltd. | 338,074 | 349,058 | - | - |
| Shangri-La Yangon Co., Ltd. | 235,830 | 243,492 | - | - |
| Traders Square Co., Ltd. | 43,778 | 45,201 | - | - |
| | 617,682 | 637,751 | - | - |
| Interest bearing | | | | |
| Traders Yangon Co., Ltd. | 323,624 | 324,331 | - | - |
| Shangri-La Yangon Co., Ltd. | 19,798 | 20,441 | - | - |
| | 343,422 | 344,772 | - | - |
| Total | 961,104 | 982,523 | - | - |
| Less Allowance for losses on loans | (885,853) | (914,635) | - | - |
| | 75,251 | 67,888 | - | - |
| Related company | | | | |
| Cuscaden Properties Pte., Ltd. | 404,451 | 413,527 | - | - |
| | 479,702 | 481,415 | - | - |

## 12 Related party transactions (continued)

The following material transactions were carried out with related parties: (continued)

**ii) Outstanding balances:** (continued)

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 | 30 June 2010 Baht'000 | 31 December 2009 Baht'000 |
| **Short-term loan from a related party** | | | | |
| Related company | | | | |
| Shangri-La Treasury Limited | 488,796 | 498,600 | 488,796 | 498,600 |
| | 488,796 | 498,600 | 488,796 | 498,600 |
| **Amounts due to related parties** | | | | |
| Associated company | | | | |
| Traders Yangon Co., Ltd. | 5,165 | 5,827 | 5,165 | 5,827 |
| Related companies | | | | |
| Shangri-La International Hotel Management BV | 5,121 | 18,117 | 5,121 | 18,117 |
| Shangri-La International Hotel Management Limited (Hong Kong) | 9,918 | 2,231 | 9,918 | 2,231 |
| | 15,039 | 20,348 | 15,039 | 20,348 |
| | 20,204 | 26,175 | 20,204 | 26,175 |

During the current period, movements of loans to and accrued interest from related parties were as follows:

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | | For the six-month period ended 30 June 2010 | | | |
| | Balance as at 1 January 2010 Baht'000 | Increase Baht'000 | Decrease Baht'000 | Translation adjustments/ Unrealised gain Baht'000 | Balance as at 30 June 2010 Baht'000 |
| Associated companies | | | | | |
| Non-interest bearing | | | | | |
| Traders Yangon Co., Ltd. | 349,058 | - | - | (10,984) | 338,074 |
| Shangri-La Yangon Co., Ltd. | 243,492 | - | - | (7,662) | 235,830 |
| Traders Square Co., Ltd. | 45,201 | - | - | (1,423) | 43,778 |
| Interest bearing | | | | | |
| Traders Yangon Co., Ltd. | 324,331 | 9,562 | - | (10,269) | 323,624 |
| Shangri-La Yangon Co., Ltd. | 20,441 | - | - | (643) | 19,798 |
| Related company | | | | | |
| Cuscaden Properties Pte., Ltd. | 413,527 | 1,452 | - | (10,528) | 404,451 |
| Short-term loan from related party | | | | | |
| Shangri-La Treasury Limited | 498,600 | - | - | (9,804) | 488,796 |

## 12 Related party transactions (continued)

During the current period, movements of loans to and accrued interest from related parties were as follows: (continued)

| | Company | | | | |
|---|---|---|---|---|---|
| | Balance as at 1 January 2010 | For the six-month period ended 30 June 2010 | | | Balance as at 30 June 2010 |
| | | Increase | Decrease | Unrealised gain | |
| | Baht'000 | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| Subsidiaries | | | | | |
| TRR-Kerry Development Co., Ltd. | 88,415 | - | (3,842) | - | 84,573 |
| Short-term loan from related party | | | | | |
| Shangri-La Treasury Limited | 498,600 | - | - | (9,804) | 488,796 |

Zukerman Limited, a subsidiary of Apizaco Limited, has investments in three associated companies in Myanmar, which are engaged in hotel business and the development of hotel and commercial complex. As at 30 June 2010, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 75.3 million (31 December 2009: Baht 67.9 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, management considered that appropriate provisions have been made for these investments and loans.

Short-term loan from a related party has maturity in August 2010. This loan bears interest at a rate of LIBOR + 2.05% per annum with no collateral.

## 13 Property and equipment - net

Movements of the property and equipment during the six-month period ended 30 June 2010 are summarised below:

| | Consolidated Baht'000 | Company Baht'000 |
|---|---|---|
| **Net book value as at 1 January 2010** | 3,868,509 | 3,866,655 |
| Acquisitions during period - at cost | 362,611 | 362,611 |
| Disposal during period - at net book value | (48) | (48) |
| Write-off - at net book value | (3,947) | (3,947) |
| Depreciation for the period | (254,250) | (254,250) |
| **Net book value as at 30 June 2010** | 3,972,875 | 3,971,021 |

The Company has mortgaged land and construction located in Chiang Mai with a total net book value as at 30 June 2010 of Baht 1,168 million (31 December 2009: Baht 1,198 million) as collateral against credit facilities received from a domestic bank.

The balance as of 30 June 2010 includes property and equipment of Shangri-La Hotel, Chiang Mai amounting to Baht 1,732 million (31 December 2009: Baht 1,831 million).

## 14 Dividends

**For the six-month period ended 30 June 2010**

At the Annual General Meeting of shareholders held on 29 April 2010, the shareholders approved the annual dividend payment from the retained earnings at Baht 0.75 per share totalling of Baht 97.5 million. The annual dividend payment was made on 25 May 2010.

**For the six-month period ended 30 June 2009**

At the Annual General Meeting of shareholders held on 28 April 2009, the shareholders approved the annual dividend payment from the net profit of the Company for the year ended on 31 December 2008 at Baht 1.00 per share totalling of Baht 130 million. The annual dividend payment was made on 27 May 2009.

## 15 Commitments and contingent liabilities

### 15.1 Capital commitments

As at 30 June 2010, the Company had capital commitments in respect of construction and renovation of the building of Shangri-La Hotel, Bangkok amounting to approximately Baht 232.33 million (31 December 2009: Baht 444.98 million).

Subsidiaries have no capital commitments as at 30 June 2010 and 31 December 2009.

### 15.2 Guarantees

As at 30 June 2010, there were outstanding bank guarantees of approximately Baht 9.46 million (31 December 2009: Baht 9.46 million) issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

There were no outstanding bank guarantees of subsidiaries as at 30 June 2010 and 31 December 2009.

(Reviewed Quarter-2 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

| | Quarter 2 | | For 6 Months | |
|---|---|---|---|---|
| Year | 2010 | 2009 | 2010 | 2009 |
| Net profit (loss) | (71,563) | (97,279) | (31,618) | (94,094) |
| EPS (baht) | (0.55) | (0.75) | (0.24) | (0.72) |

The Company Financial Statement

| | Quarter 2 | | For 6 Months | |
|---|---|---|---|---|
| Year | 2010 | 2009 | 2010 | 2009 |
| Net profit (loss) | (85,799) | (101,414) | (46,252) | (98,166) |
| EPS (baht) | (0.66) | (0.78) | (0.36) | (0.76) |

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________

( Mrs. Pavinee Meensuk )

Position Director and Company Secretary

Authorized to sign on behalf of the company

Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : August 9, 2010

Re : Clarification for decrease for more than 20% in the net loss of Shangri-La Hotel Public Company Limited ("the Company") for the three-month period ended June 30, 2010 when compared to the corresponding period of 2009

The Board of Directors is pleased to announce the Company's results for the three-month period ended June 30, 2010 as follows:-

**Net loss after corporate income tax for the three-month period ended June 30, 2010 and 2009:**

| (Baht in million) | 2010 | 2009 | Change (%) |
|---|---|---|---|
| The Company | (85.80) | (101.41) | 15.39% |
| Consolidated | (71.56) | (97.28) | 26.44% |

**The Company:**

The Company's loss before corporate income tax for the three-month period ended June 30, 2010 increased by Baht 15.57 million against the corresponding period last year. The increase in the Company's loss of Baht 15.57 million was attributed to an increase in loss of Shangri-La Hotel, Bangkok ("SLBK") by Baht 13.39 million plus an increase in loss of Shangri-La Hotel, Chiang Mai ("SLCM") by Baht 2.18 million. Revenues from hotel operation of SLBK increased by Baht 23.68 million to Baht 183.71 million from Baht 160.03 million during the same period last year. Income before expenses increased by Baht 26.94 million. Selling and administrative expenses and other expenses excluded depreciation increased by Baht 4.01 million whereas depreciation increased by Baht 31.40 million against the same period last year due to the increase of assets from hotel renovation. Finance cost also increased by Baht 4.92 million. As a result, the loss before corporate income tax increased by Baht 13.39 million from Baht 39.13 million to Baht 52.52 million.

Revenues from hotel operation of SLCM increased by Baht 5.05 million to Baht 25.32 million from Baht 20.27 million during the same period last year. Income before expenses increased by Baht 1.21 million, selling and administrative expenses and depreciation increased by Baht 3.58 million. As a result, the loss before corporate income tax increased by Baht 2.18 million from Baht 63.08 million to Baht 65.26 million. Consequently, the total loss before corporate income tax of SLBK and SLCM was Baht 117.78 million (increased by Baht 15.57 million) and the Company has no corporate income tax for this period. However, the Company recorded a higher amount of corporate income tax revenue for loss carried forward as a tax benefit for future years of Baht 31.19 million. As a result, the Company recorded a net loss after tax of Baht 85.80 million for the three-month period ended June 30, 2010 from a loss of Baht 101.41 million which decreased by Baht 15.61 million against the corresponding period of last year (decreased by 15.39%).

**Consolidated:**

The consolidated loss before corporate income tax for the three-month period ended June 30, 2010 increased by Baht 4.40 million against the corresponding period last year. The increase in consolidated loss before corporate income tax of Baht 4.40 million was attributed to the increase in the Company's net loss before corporate income tax of Baht 15.57 million whereas the income of subsidiaries increased by Baht 11.18 million. The corporate income tax revenue for loss carried forward as a tax benefit for future years increased by Baht 30.11 million. As a result, the consolidated net loss after tax for the three-month period ended June 30, 2010 reduced by Baht 25.72 million against the corresponding period last year (decreased by 26.44%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

**Shangri-La hotel**
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : August 9, 2010

Re : Clarification for decrease for more than 20% in the net loss of Shangri-La Hotel Public Company Limited ("the Company") for the six-month period ended June 30, 2010 when compared to the corresponding period of 2009

The Board of Directors is pleased to announce the Company's results for the six-month period ended June 30, 2010 as follows:-

**Net loss after corporate income tax for the six-month period ended June 30, 2010 and 2009:**

| (Baht in million) | 2010 | 2009 | Change (%) |
|---|---|---|---|
| The Company | (46.25) | (98.17) | 52.89% |
| Consolidated | (31.62) | (94.09) | 66.39% |

**The Company:**

The Company's loss before corporate income tax for the six-month period ended June 30, 2010 decreased by Baht 33.63 million against the corresponding period last year. The decrease in the Company's loss was attributed to an increase in profit of Shangri-La Hotel, Bangkok ("SLBK") by Baht 18.04 million plus a decrease in loss of Shangri-La Hotel, Chiang Mai ("SLCM") by Baht 15.59 million. The increase in SLBK's profit was from the rise in room revenues, food and beverage revenues and other revenues after hotel renovation on its restaurants, function rooms and some guest rooms. Revenues from hotel operation of SLBK increased by Baht 124.98 million to Baht 568.36 million from Baht 443.38 million during the same period last year. Income before expenses increased by Baht 108.17 million. Selling and administrative expenses and other expenses excluded depreciation increased by Baht 18.26 million whereas depreciation increased by Baht 62.17 million against the same period last year due to the increase of assets from hotel renovation. Finance cost also increased by Baht 9.70 million. As a result, the profit before corporate income tax increased by Baht 18.04 million.

Revenues from hotel operation of SLCM increased by Baht 28.80 million to Baht 76.88 million from Baht 48.08 million during the same period last year. Income before expenses increased by Baht 22.64 million, selling and administrative expenses and depreciation increased by Baht 7.54 million. Finance cost decreased by Baht 0.49 million. As a result, the loss before corporate income tax decreased by Baht 15.59 million from Baht 124.21 million to Baht 108.62 million. Consequently, the total loss before corporate income tax of SLBK and SLCM decreased by Baht 33.63 million to Baht 64.54 million and the Company has no corporate income tax for this period. However, the Company recorded a higher amount of corporate income tax revenue for loss carried forward as a tax benefit for future years of Baht 18.29 million. As a result, the Company recorded a decreased in net loss after tax of Baht 51.92 million for the six-month period ended June 30, 2010 (decreased by 52.89%).

**Consolidated:**

The consolidated loss before corporate income tax for the six-month period ended June 30, 2010 decreased by Baht 45.19 million against the corresponding period last year. The reduction in consolidated loss before corporate income tax of Baht 45.19 million was attributed to the decrease in the Company's net loss before corporate income tax of Baht 33.63 million whereas the income of subsidiaries increased by Baht 11.56 million. The corporate income tax revenue for loss carried forward as a tax benefit for future years increased by Baht 17.29 million. As a result, the consolidated net loss after tax for the six-month period ended June 30, 2010 reduced by Baht 62.47 million against the corresponding period last year (decreased by 66.39%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary


Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : August 9, 2010

Re : 1) Renewal of existing US$ 15 million loan granted by Shangri-La Treasury Limited for another 9 months

2) Granting of a proportionate shareholders' loan of US$ 294,125 to Traders Yangon Company Limited

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you of the following resolutions passed at its Board Meeting No. 3/2010 held on August 9, 2010:-

1) The renewal of an existing US$ 15 million loan granted by Shangri-La Treasury Limited, a company incorporated in Labuan, Malaysia and is a wholly-owned subsidiary of Shangri-La Asia Limited, on substantially the same terms and conditions for another term of 9 months commencing from September 1, 2010 be approved.

2) The granting of a proportionate shareholders' loan for the amount of US$ 294,125 to Traders Yangon Company Limited by Zukerman Limited, a wholly-owned subsidiary of Apizaco Limited which in turn is a wholly-owned subsidiary of the Company, be ratified.

The above transactions constitute connected transactions pursuant to "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete version) and (No. 2), 2004". The Board of Directors of the Company hereby forward the Information Memorandum in respect of the said connected transactions for your information.

Yours faithfully,

__________________

Mrs. Pavinee Meensuk

Director and Company Secretary

# Shangri-La Hotel Public Company Limited
## Registration No. 0107537001773
## Information Memorandum Regarding the Connected Party Transaction

**1. The transaction and parties involved:**

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 3/2010 held on August 9, 2010 approving for the Company to renew an existing US$ 15 million loan granted by Shangri-La Treasury Limited ("STL"), a company incorporated in Labuan, Malaysia and is a wholly-owned subsidiary of Shangri-La Asia Limited ("SA"), on substantially the same terms and conditions for another term of 9 months commencing from September 1, 2010.

**2. Purpose of the facility:**

The facility from STL has been used as a bridging loan for meeting funding requirements of the Company for renovation of Shangri-La Hotel, Bangkok, Main Wing before the Company draws down a Baht 800 million loan granted by a local bank under a Long Term Loan Facility Agreement whereby the interest rate charged by this local bank is higher.

**3. Total values of transaction:**

The principal of the loan granted by STL is US$ 15 million which is equivalent to approximately Baht 500 million. Such loan will bear an interest rate of LIBOR+2.05% per annum (withholding tax on interest paid will be responsible by STL). The term of the loan is 9 months. The total amount of the interest to be paid to STL will be approximately US$ 0.28 million (based on LIBOR at 0.44% per annum for a period of 9 months) which is equivalent to approximately Baht 9.00 million and represents approximately 0.17% of the Company's Net Tangible Asset Value as at June 30, 2010 (the Net Tangible Asset Value of the Company as at June 30, 2010 was Baht 5,227.52 million).

**4. Relationship of the related parties with the Company or its subsidiaries:**

The Company is a 73.61% owned subsidiary of SA while STL is a wholly-owned subsidiary of SA. STL is therefore a connected person of the Company under the "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete version) and (No. 2), 2004". Mr. Kuok Khoon Ean and Mr. Maris Pakdeetaveevivat who are members of SA's Board of Directors are also directors of the Company. Furthermore, Mr. Maris Pakdeetaveevivat is a member of STL's Board of Directors.

**5. Opinion of the Board of Directors of the Company:**

The following directors of the Company have not participated in discussion for the approval of the said transaction:

1. Mr. Kuok Khoon Ean (a common director of the Company and SA); and
2. Mr. Maris Pakdeetaveevivat (a common director of the Company, SA and STL).

The Board of Directors of the Company including the Audit Committee and the independent directors are of the view that the terms including interest rate of the loan facility from STL are on normal commercial terms, fair and reasonable and the renewal of the loan is in the interest of the Company and its shareholders as a whole.

**Shangri-La Hotel Public Company Limited**
**Registration No. 0107537001773**
**Information Memorandum Regarding the Connected Party Transaction**

1. **The transaction and parties involved:**

   The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 3/2010 held on August 9, 2010, ratifying Zukerman Limited ("Zukerman"), a wholly-owned subsidiary of Apizaco Limited ("Apizaco") which in turn is a wholly-owned subsidiary of the Company, to grant a proportionate shareholders' loan to Traders Yangon Company Limited ("THYN")

2. **Purpose of the proportionate shareholders' loan:**

   The proportionate shareholders' loan granted to THYN is for the purpose of meeting its funding requirements.

3. **Total value of the transaction:**

   Zukerman holds 23.53% interest in THYN. The amount of the loan in proportion to Zukerman's shareholding interest in THYN is US$ 294,125 which is equivalent to approximately Baht 9,500,000 and represents approximately 0.18% of the Company's Net Tangible Asset Value as at June 30, 2010 (the Net Tangible Asset Value of the Company as at June 30, 2010 was Baht 5,227.52 million). The said loan will carry interest at the rate of 0.92% per annum and shall be repayable on demand by the shareholders of THYN who are holding in aggregate not less than 51% interest of THYN.

4. **Relationship of the related parties with the Company or its subsidiaries:**

   The Company is a 73.61% owned subsidiary of Shangri-La Asia Limited ("SA"). Shangri-La Hotel Limited ("SLS") and Shangri-La Hotels (Malaysia) Berhad ("SLM") which are subsidiaries of SA, hold a combined shareholding interest of approximately 50% in THYN through their respective wholly-owned subsidiaries and are therefore connected persons of the Company according to the "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete version) and (No. 2), 2004". Furthermore, Mr. Kuok Khoon Ean and Mr. Maris Pakdeetaveevivat who are members of SA's Board of Directors are also directors of the Company. In addition, Mr. Maris Pakdeetaveevivat is also a director of Apizaco and Zukerman. Madam Kuok Oon Kwong, who is a member of the Board of Directors of SLS and SLM, is also a director of THYN, Apizaco, Zukerman and the Company.

5. **Opinion of the Board of Directors of the Company:**

   The following directors of the Company have not participated in discussion for the approval of the said transaction:

   1. Mr. Maris Pakdeetaveevivat (a common director of the Company, Apizaco, Zukerman and SA);
   2. Madam Kuok Oon Kwong (a common director of the Company, Apizaco, Zukerman, THYN, SLS and SLM); and
   3. Mr. Kuok Khoon Ean (a common director of the Company and SA).

   The Board of Directors of the Company including the Audit Committee and the independent directors are of the view that the terms including interest rate of the loan are fair and reasonable and in the interest of the Company and its shareholders as a whole.